Mail Stop 3561

October 9, 2009

Mr. Charles Stidham
President and Chief Executive Officer
Jag Media Group, Inc.
17120 N. Dallas Parkway, Ste 235
Dallas, TX 75248

Re: Form 8-K filed October 7, 2009
File No. 000-52521

Dear Mr. Stidham:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call the applicable staff person at the telephone number listed at the end of this letter.

Form 8-K filed October 7, 2009

Item 4.01 – Changes in Registrant's Certifying Accountant

1. We note that your former independent accountants, Rotenberg and Company LLP, merged with another accounting firm to form EFP Rotenberg LLP ("EFP"). Please revise to disclose the information required by Item 304 of Regulation S-K. Refer to Item 4.01 of Form 8-K. Also, tell us whether EFP is registered with the PCAOB and disclose their PCAOB registration status.
2. Please file a letter from your former accountant stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree. Refer to Item 304(a)(3) of Regulation S-K.

Please file your supplemental response and amendment via EDGAR in response to these comments within 5 business days after the date of this letter. Please contact the staff immediately if you require longer than 5 business days to respond.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Direct any questions regarding this letter to Raj Rajan at (202) 551 -3388.

Sincerely,

Raj Rajan
Senior Staff Accountant